CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition

Pursuant to Rule 17a-5(d) of the Securities and Exchange Act of 1934

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51649

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CIC Market Solutions, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex J. Englese	212-659-6292	alex.englese@cic.eu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex J. Englese, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CIC Market Solutions, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

Notary Public

MARY B. GINNANE-SINGER
Notary Public, State of New York
No. 01GI6058784
Qualified in Queens County
Commission Expires May 14, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*

CONFIDENTIAL

CIC MARKET SOLUTIONS, INC.

Contents



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
CIC Market Solutions, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CIC Market Solutions, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 28, 2022



CIC MARKET SOLUTIONS, INC.

Statement of Financial Condition
December 31, 2021

ASSETS		
Cash	$	2,318,679
Due from parent		148,957
Due from customer		581,089
Prepaid and other assets		36,516
Deferred tax asset		191,000
	$	3,276,241

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expense	$	211,754
Due to affiliate		426,807
Subordinated loan	$	1,000,000
Fail to receive		581,089
Total liabilities		2,219,650
Common stock, $0.01 par value per share,		
934 shares authorized, issued and outstanding		9
Additional paid-in capital		13,431,009
Accumulated deficit		(12,374,427)
Total stockholder's equity		1,056,591
	$	3,276,241

See notes to financial statements

CIC MARKET SOLUTIONS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE A - ORGANIZATION

CIC Market Solutions, Inc. (the "Company") is a wholly-owned subsidiary of Crédit Industriel et Commercial (the "Parent" or "CIC"), a French company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

During 2021, the Company's principal business activity consisted of facilitating certain securities transactions for CIC pursuant to a services agreement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2]   Income taxes:

Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates In effect at the balance sheet date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. A valuation allowance is established for deferred tax assets unless their realization is considered more likely than not.

Authoritative accounting guidance requires the Company to determine whether a tax position taken or expected to be taken on a tax return is more likely than not to be sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on technical merits of the position. At December 31, 2021, the Company had no uncertain tax positions that require accrual under guidance.

[3]   Cash:

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

[4]   Fair value of financial instruments:

At December 31, 2021, the carrying value of the Company's financial instruments approximate their fair values due to the nature of their short-term maturities.

The following table represents the carrying values and estimated fair values at December 31, 2021, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

CIC MARKET SOLUTIONS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 2,318,679	$ 2,318,679	$ -	$ -	$ 2,318,679
Due from parent	148,957	-	148,957	-	148,957
Due from customer	581,089	-	581,089	-	581,089
TOTALS	$ 3,048,725	$ 2,318,679	$ 730,046	$ -	$ 3,048,725
LIABILITIES					
Due to affiliate	$ 426,807	$ -	$ 426,807	$ -	$ 426,807
Subordinated loan	1,000,000	-	1,000,000	-	1,000,000
Fail to receive	581,089	-	581,089	-	581,089
TOTALS	$ 2,007,896	$ -	$ 2,007,896	$ -	$ 2,007,896

[5]   Leases:

The Company recognizes and measures its leases in accordance with ASU 2016-02, Leases (Topic842), which requires the lessee to recognize a right of use asset and lease liability and present them in the statement of financial condition. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance- and determined that during the year ended December 31, 2021 no agreements or arrangements existed that would be classified as a lease under the guidance.

[6] Current Expected Credit Losses [CECL]:
The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

The Company's has concluded that an allowance for credit losses is not required at December 31, 2021 and is based on the Company's expectation for the collectability of the receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards.

NOTE C - TRANSACTIONS WITH AFFILIATES

In accordance with a services agreement with the Parent, effective April 1, 2018 the Company facilitates certain securities transactions between the Company and major US institutional investors in compliance with Rule 15a-6. The Parent compensates the Company for all costs incurred in order to introduce and maintain the US/Canada clients to the Parent along with the compensation for its chaperoning functions under the agreement. At December 31, 2021, $148,957 was doe from the Parent.

The Company has a subordinated loan payable to CIC in the amount of $1,000,000 which bears interest at 5.03% per annum and matures on May 24, 2024.

The Company is a party to an administrative services agreement with an affiliate dated June 30, 2019, CIC (New York Branch) ("CIC-NY"). The affiliate provides the Company with certain services and allocates the expenses in the area of benefits administration, leasehold space, furniture and equipment, operational services, computers and related systems support, data and communication lines and equipment.

At December 31 2021, the Company has a payable to CIC-NY related to its participation in CIC-NY's defined benefit plan. See Note F.

CIC MARKET SOLUTIONS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE D - INCOME TAXES

The Company is subject to Federal, New York State and New York City income taxes.

At December 31, 2021, the Company has a deferred tax asset of approximately $2,007,000, consisting of net operating loss carry forwards of $1,916,000 and accrued expenses of $91,000, for which the Company has provided a valuation allowance of $1,816,000 based on the likelihood of realization. During 2021, the valuation allowance decreased by $277,000.

As of December 31, 2021, the Company has net operating loss carryforwards for federal income tax purposes of approximately $9,100,000. The net operating loss carryforwards will expire through 2037. These net operating losses are limited by the IRC Section 382 loss limitation incurred as a result of an ownership change that took place during 2006 and 2007. Annual losses prior to 2007 are limited to approximately $141,000 annually through 2037.

NOTE E- NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2021, the Company had net capital approximately of $1,680,000 which was approximately $1,430,000 in excess of the amount required of $250,000. The Company's ratio of aggregate indebtedness to net capital was .38 to 1.

Pursuant to SEC Rule 15a-6 and related FAQ's issued by the SEC Division of Trading and Markets, a registered broker-dealer that acts as a chaperone in connection with securities transactions is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law.

NOTE F- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company's U.S. affiliate maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions. Pursuant to the administration services agreement with CIC-NY, the Company's employees also participate in CIC-NY's Cash Balance Plan, a defined benefit plan. At December 31, 2021, $426,807 is included in due to affiliate for the accumulated benefits payable.